10025609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N/A WHITEMARSH CAPITAL ADVISORS LLC.
Stephen L. Schechter + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 BROADWAY, #904
(No. and Street)

NEW YORK,	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MANZO (212) 994-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co., CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6C, Flushing, New York 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2

OATH OR AFFIRMATION

I, Granville A. Ungerleider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors LLC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 22 day of FEB 2010

Signature

Chief Executive Officer

Title

KATHLEEN ANN TAYLOR
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/17/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEMARSH CAPITAL ADVISORS, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
Whitemarsh Capital Advisors LLC

We have audited the accompanying statement of financial condition of Whitemarsh Capital Advisors LLC as of December 31, 2009, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitemarsh Capital Advisors LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen, CPA
Yin Shen Co. CPA
Flushing, New York
February 18, 2010

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash & cash equivalent	$	27,929
Prepaid expenses		1,337
Other receivable		6,236
Total assets	$	35,502

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	16,600
Total liabilities	16,600
Members' Equity	
Members' Capital	30,699
Current earnings	(11,797)
Total members' equity	18,902
Total liabilities and members' equity	35,502

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Income

for the Year Ended December 31, 2009

REVENUES:	
Other income	3,464
Interest Income	17
Total Revenue	3,481
EXPENSES:	
Professional and consulting fees	9,500
Regulatory fees and expenses	535
General operation expenses	4,500
Other expenses	743
Total Expenses	15,278
INCOME BEFORE INCOME TAXES	(11,797)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	(11,797)

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		(11,797)
Adjustments to reconcile net income to net cash used in operating activities:		
Prepaid expenses	(1,275)	
Other receivable	(6,236)	
Accrued expenses	10,500	
Total adjustments		2,989
Net cash used in operating activities		(8,808)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution		19,775
Net cash provided by financing activities		19,775
INCREASE IN CASH		10,967
CASH AT BEGINNING OF THE YEAR		16,962
CASH AT END OF THE YEAR		27,929

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2009

	Member's Capital
Balance, January 1, 2009	10,940
Net Income(Loss)	(11,797)
Member's Capital Contributions	19,775
Prior period adjustment	(16)
Member's Capital Withdrawals	-
Balance, December 31, 2009	18,902

The accompanying notes are an integral part of these financial statements

Whitemarsh Capital Advisors LLC
Notes to Financial Statements

For the Year Ended December 31, 2009

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protect rules. The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007.

2. Significant Accounting Policies

The Company concentrates on private placements of securities and advisory services . The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

The Company does not transact securities. There are no transactions involving purchases of securities under agreements to resell or sales securities under agreements to repurchase.

The Company prepares its financial statements on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not hold for sale in the ordinary course of business.

3. Prepaid Expenses

Prepaid expenses consist of FINRA dues of $427, and FINRA CRD account $910.

4. Accrued Expenses

Accrued expenses consist of professional fee of $16,600.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2009, the Company was in compliance with these regulations. The Company's net capital ratio was 1.47 to 1 and the Company had net capital of $11,329 which exceeded the minimum required dollar amount by $6,329.

6. Income tax

For the tax purpose, the Company elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services for $1000 per month. The term is based on month by month.

WHITEMARSH CAPITAL ADVISORS, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

WHITEMARSH CAPITAL ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total partners' equity		18,902
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		18,902
Deductions:		
Nonallowable assets		
Other receivable	(6,236)	
Other assets	(1,337)	(7,573)
		11,329
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0
NET CAPITAL		11,329
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	16,600	16,600
Total aggregate indebtedness		16,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		1,107
Minimum dollar required:		5,000
Excess net capital		6,329
Excess net capital at 1,000% (Net capital - 10% of AI)		9,669
Ratio: Aggregate indebtedness to net capital		1.47

Schedule I (cont.)

WHITEMARSH CAPITAL ADVISORS, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)

There is no material difference between the net capital computation as reported on Whitemarsh Capital Advisors LLC FOCUS report - Part IIA as of December 31, 2009.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		11,329
Adjustments:		
Accrued expenses	-	-
Net capital per above		11,329

Independent Auditor's Report on Internal Control

Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To the Members of
Whitemarsh Capital Advisors LLC

In planning and performing our audit of the financial statements of Whitemarsh Capital Advisors LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen, CPA
Yin Shen Co. CPA
Flushing, New York
February 18, 2010